FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Communications Press Release

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Amsinckstrasse 57
D-20097 Hamburg
Federal Republic of Germany
(011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Announces Measures to Strengthen Balance Sheet

-- Calls Special Stockholders’Meeting to Approve New Financial Structure --

Jena, Germany –September 11, 2002 –Intershop Communications AG (Neuer Markt: ISH, Nasdaq: ISHP), a leading provider of e-commerce software for enterprises, today announced several initiatives aimed at strengthening its balance sheet and increasing the company’s financial flexibility.

The financial initiatives include asset write-downs and a capital decrease combined with a 1-for-5 reverse stock split on Intershop common bearer shares. Since the asset write-downs will reduce the equity position of Intershop Communications AG to below half of its share capital, a special stockholders’meeting is being called for the purposes of article 92, section I of the German Stock Corporation Law (Aktiengesetz). At the meeting, the company seeks approval of the new financial structure. The asset write-downs, exclusively at Intershop’s holding company, will not impact the consolidated group results.

Intershop’s new financial structure is designed to increase the company’s flexibility to raise additional funds supporting the company’s future development. Intershop is receiving strategic advice on raising capital from the investment bank ING Barings.

Dr. Juergen Schoettler, chief financial officer at Intershop commented, “ In the past few quarters, we have streamlined Intershop’s operations and re-aligned the company’s cost structure to match current levels of business activity. In an extremely tough market environment, we have not only significantly improved our bottom line results, but also broadened our product offering by launching a set of new e-commerce software solutions, re-focused our sales organization, and strengthened senior management. Complementing our operational restructuring program, today we decided on a set of financial initiatives that will create a solid platform allowing future funding opportunities to improve Intershop’s competitive position further.”

About Intershop

Intershop Communications (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This report may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.